SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number 0-18054

                           NOTIFICATION OF LATE FILING

Check one:
|X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q  |_| Form N-SAR

For Period Ended:   JANUARY 2, 1999

|_| Transition Report on Form 10-K  |_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K  |_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:    BRAZOS SPORTSWEAR, INC.

Former name if applicable:

Address of principal executive office
  (STREET AND NUMBER):                        4101 FOUNDERS BOULEVARD
City, State and Zip Code:                     BATAVIA, OHIO 45103-2553


                        PART II. RULE 12B-25 (B) AND (C)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|(b)The subject annual report, semi-annual report, transition report on Form
   10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

   On January 21, 1999, Brazos Sportswear, Inc. (the "Company") and its subsidiaries, Morning Sun, Inc., Brazos Embroidery, Inc. and Brazos Sportswear, L.L.C. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

   For the following reasons, the Company's management believes that requiring the Company to file periodic reports under Sections 13(a) and 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act") during its Chapter 11 reorganization would present an undue hardship on the Company's limited financial and human resources and is not necessary for the protection of investors. This results from the effort required and costs associated with making Form 10-K and Form 10-Q filings, including the cost of preparing audited and unaudited financial statements. Management of the Company believes that filing the Company's reports with the Bankruptcy Court on Form 8-K in lieu of filing Form 10-K and Form 10-Q reports will adequately inform investors and the general public of its financial condition and activities. In addition, trading in the Company's equity securities is expected to be limited, and holders of the Company's debt securities have standing with the Bankruptcy Court, making Form 10-K and Form 10-Q filings unnecessary.

   On March 16, 1999, counsel for the Company transmitted a letter to the staff of the Securities and Exchange Commission requesting confirmation from the Commission that it would not recommend an enforcement action against the Company if the Company files its monthly reports provided to the Bankruptcy Court with the Securities and Exchange Commission on Form 8-K within 15 calendar days of their submission to the Bankruptcy Court. This Form 8-K filing would be in lieu of filing the Company's Form 10-K and Form 10-Q reports. Should the Securities and Exchange Commission grant the requested relief, the Company does not intend to file periodic reports until a plan of reorganization is approved or until the Company emerges from bankruptcy, which ever comes first.


                           PART IV. OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

  F. CLAYTON CHAMBERS                              (513) 735-3400
       (Name)                                (Area code) (Telephone number)

   (2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      |X|Yes      |_|   No

   (3)Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      |X|Yes(1)   |_|   No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   (1)See discussion contained in Part III of this Form.

                             BRAZOS SPORTSWEAR, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 5, 1999       By: /s/ F. CLAYTON CHAMBERS
                                  F. Clayton Chambers, Vice President and
                                    Chief Financial Officer


                                         2